UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (date of earliest event reported): August 13, 2014
First Business Financial Services, Inc.
(Exact name of registrant as specified in its charter)

Wisconsin	1-34095	39-1576570
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

401 Charmany Drive, Madison, Wisconsin 53719
(Address of principal executive offices) (Zip code)

(608) 238-8008
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.
On August 13, 2014, First Business Financial Services, Inc. (“First Business”) received notice of regulatory approval from the Federal Reserve Bank of Chicago, acting under delegated authority from the Board of Governors of the Federal Reserve System, of the application by First Business to acquire Aslin Group, Inc. via merger, and thereby acquire control of Alterra Bank pursuant to section 3(a)(5) of the Bank Holding Company Act. On August 14, 2014, First Business received notice of regulatory approval from the Kansas Office of the State Bank Commissioner for the merger. The merger is expected to close in late 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 18, 2014		FIRST BUSINESS FINANCIAL SERVICES, INC.

	By:	/s/ Barbara Conley
Barbara Conley
Senior Vice President and General Counsel